May 1, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-223728)

Dear Ms. Ransom:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alzheon, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-223728), initially filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2018 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Alzheon, Inc., 111 Speen Street, Suite 306, Framingham, Massachusetts 01701, facsimile number (508) 861-1500, with a copy to Peter N. Handrinos, Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts 02116, facsimile number (617) 948-6001.

111 Speen Street, Suite 306 | Framingham, MA 01701

Telephone: 508.861.7709 x 200 | Fax: 508.861.1500

www.alzheon.com

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-38444), filed with the Commission on April 2, 2018, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Peter N. Handrinos, Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts 02116.

Should you have any questions regarding these matters, please contact the undersigned at (508) 861-7709 or Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060.

Very truly yours, ALZHEON, INC.

By:	/s/ Martin Tolar
Name: Title:	Martin Tolar, M.D., Ph.D. President and Chief Executive Officer